Exhibit 99.1

FOAMIX PHARMACEUTICALS LTD.

2 Holzman Street, Weizmann Science Park
Rehovot, Israel

October 23, 2017
______________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 27, 2017
________________________________

Dear Shareholders:

We cordially invite you to attend an extraordinary general meeting of shareholders, or the Meeting, of Foamix Pharmaceuticals Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on November 27, 2017, at our offices located at 2  Holzman St. (Entrance 2B), Weizmann Science Park, Rehovot, Israel.

At the Meeting, shareholders will be asked to consider and vote on the following proposed resolutions (each a “Proposal” and together – the “Proposals”):

(1)	Approve the terms of cash compensation of Mr. David Domzalski, our Chief Executive Officer, for the period commencing as of July 1, 2017, and onward.

(2)	Approve the award of options and restricted share units to Mr. David Domzalski.

                OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED IN THE ENCLOSED PROXY STATEMENT.

Shareholders of record and beneficial owners of our ordinary shares at the close of business on October 25, 2017 are entitled to notice of and to vote at the Meeting.

The vote of all Company shareholders is important regardless of whether they attend the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use.  You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage paid envelope as promptly as possible to our address below, c/o Ilan Hadar, our Country Manager (Israel) and Chief Financial Officer, or CFO. If voting by mail, the proxy must be received by Mr. Hadar at our registered office at least 48 hours prior to the Meeting (that is, by 3:00 p.m. (Israel time), November 25, 2017) to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Shareholders who hold their shares in “street name” (that is, through a broker, trustee or other nominee), who do not expect to attend the Meeting in person, may vote their shares by following the voting instruction form provided to them by their broker, trustee or nominee and mailing the proxy card as further explained in the relevant instruction form. Beneficial owner of shares held in “street name” may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

Approval of each Proposal above requires:

(a)	the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

(b)	that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “—Vote Required for Approval of Each of the Proposals” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to the Proposals, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of any Proposal.

An electronic copy of the enclosed proxy materials will also be available for viewing at the “Investor Relations” section of our website, www.foamixpharma.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date hereof at the registered office of the Company at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  This notice, the enclosed proxy statement and a related form of proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website at www.foamixpharma.com under the tab “—Investors – SEC Filings”. Our telephone number at our registered office is +972-8-9316233.

Sincerely, /s/ Stanley Hirsch Chairman of the Board of Directors

- ii -

_________________________

PROXY STATEMENT
__________________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Foamix Pharmaceuticals Ltd., to which we refer as Foamix or the Company, to be voted at the extraordinary general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying notice of the extraordinary general meeting of shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on November 27, 2017, at our offices located at 2 Holzman St., Weizmann Science Park, Weizmann Science Park, Rehovot, Israel.

This proxy statement, the attached notice of an extraordinary general meeting of shareholders and the enclosed proxy card are being made available to holders of Foamix ordinary shares, on or about October 23, 2017.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on October 25, 2017, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called to consider and vote on the following proposed resolutions (each a “Proposal” and together – the “Proposals”):

(1)	Approve the terms of cash compensation of Mr. David Domzalski, our Chief Executive Officer, for the period commencing as of July 1, 2017, and onward.

(2)	Approve the award of options and restricted share units to Mr. David Domzalski.

  OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS.

PROPOSAL 1

APPROVAL OF TERMS OF COMPENSATION OF MR. DAVID DOMZALSKI, CHIEF EXECUTIVE
OFFICER OF THE COMPANY

Background

Mr. Domzalski was appointed as Chief Executive Officer (CEO) of the Company in June 2017, after serving as the President of the Company's U.S. subsidiary, Foamix Pharmaceuticals Inc., since 2014. Mr. Domzalski has 25 years of industry experience, previously holding positions as Vice President Sales and Marketing at LEO Pharma Inc. from 2009 to 2013, Senior Vice President and General Manager at Azur Pharma from 2008 to 2009, and Vice President Sales and Marketing at Warner Chilcott from 2003 to 2008. Since 2014, Mr. Domzalski has played a major role in leading the growth and evolution of the Company during this time period, including the Company’s successful IPO and subsequent follow-on capital financings, the formation and build-out of the Company’s U.S. operations, and the advancement of two late-stage clinical development programs (FMX101 for moderate-to-severe acne and FMX103 for moderate-to-severe papulopustular rosacea), both of which are currently in Phase 3.

Upon his appointment and subject to the approval now being sought from the shareholders, our Compensation Committee and Board resolved to: (a) set Mr. Domzalski’s annual salary at $440,000, effective as of July 1, 2017; (b) approve Mr. Domzalski's cash bonus for the six-month period commencing as of July 1, 2017 up to a maximum amount of $132,000, subject to achieving the key performance indicators detailed herein; and (c) approve Mr. Domzalski's special cash bonus which may be granted only in extraordinary circumstances, based on exceptional performance, subject to the recommendation of the Chairman of the Board and the approval of the Compensation Committee and Board, for the six month period commencing as of July 1, 2017, up to a maximum amount of $132,000.

Such resolutions were passed in view of Mr. Domzalski’s credentials and capabilities, proven track record and our expectation of his continued contribution which was realized as described above.

The Compensation Committee and the Board have set the following key performance indicators, with regard to Mr. Domzalski annual cash bonus:

A.	30% of the CEO’s annual cash bonus will be based on the Company’s achievement of its annual goals, operating plan, long-range plan and financial and investor relation measures.

B.	50% of the CEO’s annual cash bonus will be based on performance measures directly related to CEO’s individual responsibilities as follows:

% Weight
Clinical trial results	15%
Meeting clinical trials timelines	15%
Commercial development	10%
Financial key performance indicators	10%

C.
20% of the CEO’s annual cash bonus will be based on an evaluation of his overall performance by the Compensation Committee and the Board of Directors, based on quantitative and qualitative criteria, such as establishing and implementing the Company’s strategy, leadership, entrepreneurship and team collaboration.

The Board has retained the services of a U.S.-based, independent executive compensation consultant, Frederic W. Cook & Co., Inc., to conduct a comparative survey of the compensation of chief executive officers. The survey examined the publicly-reported cash and equity compensation range in boards of 21 comparable U.S. and Israeli pharmaceutical and biotechnology companies.1  Based on this survey, the Compensation Committee and the Board have resolved (subject to shareholder approval) to align Mr. Domzalski’s cash compensation and cash bonuses with the cash compensation of similarly-situated chief executive officers.

1Abeona Therapeutics, Inc., Aclaris Therapeutics, Inc., Agile Therapeutics, Inc., Alcobra Ltd., Arbutus Biopharma Corporation, BioLine Rx Ltd., Compugen Ltd., Dermira, Inc., DURECT Corporation, Idera Pharmaceuticals, Inc.,  Mazor Robotics Ltd., MediWound Ltd., NeuroDerm Ltd., Novan, Inc.,  Ocular Therapeutix, Inc., Paratek Pharmaceuticals, Inc., Pluristem Therapeutics, Inc., Revance Therapeutics, Inc., Teligent, Inc., Xenon Pharmaceuticals, Inc., Zynerba Pharmaceuticals, Inc.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to (i) pay Mr. Domzalski annual compensation of $440,000 for his services as the Chief Executive Officer of the Company, effective as of July 1, 2017, (ii) approve Mr. Domzalski's cash bonus for the six month period commencing as of July 1, 2017 up to a maximum amount of $132,000, subject to achieving the key performance indicators detailed herein; and (c) approve Mr. Domzalski's special cash bonus for the six month period commencing as of July 1, 2017, up to a maximum amount of $132,000.”

Required Majority

Approval of this Proposal requires:

(a)	the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

(b)	that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1.

PROPOSAL 2

APPROVAL OF EQUITY COMPENSATION TO MR. DAVID DOMZALSKI

Background

As noted above, the Board has retained the services of a U.S.-based, independent executive compensation consultant, Frederic W. Cook & Co., Inc., who conducted a comparative survey of equity compensation of chief executive officers. The survey examined the publicly-reported cash and equity compensation range in 21 comparable U.S. and Israeli pharmaceutical and biotechnology companies. Based on such survey, and after considering Mr. Domzalski's former equity grants (which amount to 1.07% of the Company's issued share capital, on a fully diluted basis), the Compensation Committee and the Board have resolved (subject to shareholder approval) to award Mr. Domzalski 327,720 options and 81,930 Restricted Share Units (“RSUs”) under the Company's 2015 Israeli Share Incentive Plan, so that, following such grant, Mr. Domzalski’s holdings in the Company’s issued share capital (on a fully diluted basis) shall amount to 2.0%.

As required by our 2015 Israeli Share Incentive Plan and its 2015 US Addendum, the options will be granted at an exercise price equal to the market price of our ordinary shares on the date of grant – as determined in accordance with Section 409A of the United States Internal Revenue Code of 1986 as now in effect or as hereafter amended.

The options and RSUs granted to Mr. Domzalski as aforesaid shall vest over 4 years in equal parts, so that 25% of the options shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Mr. Domzalski is still an executive officer of the Company at such time).

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to award Mr. Domzalski 327,720 options and 81,930 RSUs under the Company’s 2015 Israeli Share Incentive Option Plan and its 2015 US Addendum.”

Required Majority

Approval of this Proposal requires:

(a)	the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

(b)	that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 2.

Quorum

On September 30, 2017, we had 37,433,103 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, October 25, 2017, is entitled to one vote upon each of the Proposals to be presented at the Meeting. Under our articles of association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business days afterwards. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Approval of the Proposals requires:

(a)	the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

(b)	that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Definition of "controlling shareholder" and "personal interest"

For purposes of the Proposals, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder for purposes of the Proposals (a) if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the same transaction, 25% or more of the voting rights in the Company if no other shareholder holds or controls more than 50% of the voting rights in the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the Proposals.

A “personal interest” of a shareholder, for purposes of the Proposals, includes the interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer, but excludes (a) a personal interest that does not derive from a shareholder’s ties with a controlling shareholder; and (b) an interest arising solely from the ownership of Ordinary Shares of the Company.  In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on both Proposals; however, with respect to both Proposals, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on the Proposals.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on the Proposals, you should indicate the existence of a personal interest on the enclosed proxy card and should furthermore contact our Country Manager (Israel) and Chief Financial Officer, or CFO, Ilan Hadar, at ilan.hadar@foamixpharma.com, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact Mr. Hadar on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our website, www.foamix.co.il, under the tab “—Investors – SEC Filings”, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our CFO via e-mail to ilan.hadar@foamixpharma.com or via fax no. +972-8-9474356. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, not later than forty-eight (48) hours before the time fixed for the Meeting, that is, 3:00 p.m. (Israel time) on November 25, 2017.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet, if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular Proposal, your shares will be disregarded for purposes of the vote on both Proposals. In the case of a voting instruction form, your broker will not be permitted to cast a vote with respect to such Proposals (commonly referred to as a “broker non-vote”) if you do not provide voting instructions. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant Proposal. Such shares have no impact on the outcome of the voting on such Proposals. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposals set forth above under “Agenda Items”.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on October 25, 2017. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on such date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the CFO of the Company (as described under “—How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date received by the Company at least forty eight (48) hours prior to the Meeting, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about October 23, 2017. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at our Company’s website, www.foamixpharma.com, under the tab “—Investors – SEC Filing”. The contents of that website are not a part of this proxy statement.

ADDITIONAL INFORMATION

The Company’s final prospectus from its initial public offering, filed with the SEC on Form F-1 on September 17, 2014, the Company’s final prospectus from its follow-on public offering, filed with the SEC on Form F-1 on April 15, 2015, the Company's shelf registration statement on Form F-3 filed by the Company with the SEC on October 21, 2015 (and the amendment thereof dated September 12, 2016), and the Company’s annual report for the year ended December 31, 2016, filed with the SEC on Form 20-F on February 21, 2017 are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the tab “—Investors – SEC Filings” in the Company’s website at www.foamixpharma.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Dr. Stanley Hirsch Chairman of the Board of Directors

Rehovot, Israel
October 23, 2017